

ANSOFT
MOT ANST INTC RTN

ANSOFT CORPORATION / ANNUAL REPORT 2004 INFINITE POSSIBILITIES

Financial Highlights

Annual Revenue
(in thousands)



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
0
95 96 97 98 99 00 01 02 03 04
Fiscal Year

Quarterly Revenue
(in thousands)



$20,000
$15,000
$10,000
$5,000
0
Q1
Q2
Q3
Q4
Fiscal 2004
Fiscal 2003

To Our Stockholders

Our fiscal year, April 30, 2004, saw revenue totaling $54.7 million, a 15 percent increase compared to $47.3 million reported in fiscal year 2003. With the shift to ever-higher-performance electronic product designs, we expect to see continued good revenue growth and improving profitability far into the future.

Our success is the result of envisioning and meeting the need for integrated electromagnetic-circuit-system solutions in the EDA industry. Ansoft is committed to being focused on the needs of our customers and stockholders through consistent improvements in our technology, dedication to advancing design tools, and a steadily growing, loyal customer base.

During the past year, we've solidified our position in the circuit-design arena with the introduction of Nexxim®, state-of-the-art simulation technology. Integrating Nexxim with the latest versions of Ansoft Designer®, HFSS™, and Q3D Extractor® provides the most advanced technology for electronic design. Ansoft's tool set is uniquely positioned with the only complete electromagnetic-based design solution for radio frequency (RF) and mixed-signal devices, high-speed signal integrity, and a wide range of other high-performance component and system applications.

Ansoft EM products saw significant enhancements in fiscal year 2004 with the announcement of Maxwell® v10, RMxprt™ v5 and the unveiling of ePhysics®. Combining these tools with SIMPLORER® and PExprt™ also provides designers in the automotive, aerospace, and power-electronics industries with a unique, integrated electromechanical design solution.

Our industry-leading research and development, unmatched customer support, and strategic collaboration with leading technology vendors will provide Ansoft with continued success in the years to come.

Once again, we offer our sincere thanks to our shareholders, employees, and customers for their continued support and confidence in Ansoft.

Nicholas Csendes
President and CEO

Zoltan Cendes, Ph.D.
Chairman of the Board


ANSOFT
MOT···ANST···INTC···RTN···GM···BA···AMKR

INFINITE POSSIBILITIES



Leading companies around the world use Ansoft's software to design and analyze the electronic technology that influences our lives in so many ways. From starting your car, to talking on your cell phone, to using your laptop computer, chances are that Ansoft products were used in the design of all of those devices. Ansoft's products make electronic innovation possible by turning infinite design possibilities into reality.

Financial Contents

5 Selected Condensed Consolidated Financial Data
6 Management's Discussion and Analysis of Financial Condition and Results of Operations
12 Consolidated Balance Sheets
13 Consolidated Statements of Operations
14 Consolidated Statements of Stockholders' Equity and Comprehensive Income
15 Consolidated Statements of Cash Flows
16 Notes to Consolidated Financial Statements
25 Market for Ansoft's Common Equity
26 Report of Independent Registered Public Accounting Firm

Cash Flow from Operations
(in thousands)



$15,000
$12,000
$9,000
$6,000
$3,000
0
00
01
02
03
04
Fiscal Year

Selected Condensed Consolidated Financial Data

(in thousands, except per share data)

The selected condensed consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere herein.

Fiscal Year Ended April 30,	2004	2003	2002	2001	2000
Consolidated Statement of Operations Data					
Revenue:					
License	$ 32,301	$ 27,540	$ 36,683	$ 29,951	$ 22,709
Service and other	22,352	19,779	16,752	13,607	10,782
Total revenue	54,653	47,319	53,435	43,558	33,491
Cost of revenue:					
License	702	683	938	843	780
Service and other	1,155	970	871	701	529
Total cost of revenue	1,857	1,653	1,809	1,544	1,309
Gross profit	52,796	45,666	51,626	42,014	32,182
Operating expenses:					
Sales and marketing	26,930	24,611	24,966	22,025	18,579
Research and development	15,690	18,588	17,705	12,711	10,176
General and administrative	4,488	4,284	4,555	3,667	3,322
Amortization	3,182	3,428	4,129	1,940	2,045
Total operating expenses	50,290	50,911	51,355	40,343	34,122
Income (loss) from operations	2,506	(5,245)	271	1,671	(1,940)
Other income (expense), net	904	1,152	1,347	(1,608)	1,640
Income (loss) before income taxes	3,410	(4,093)	1,618	63	(300)
Income tax expense (benefit)	854	(970)	404	908	(66)
Net income (loss)	$ 2,556	$ (3,123)	$ 1,214	$ (845)	$ (234)
Basic net income (loss) per share	$ 0.22	$ (0.26)	$ 0.10	$ (0.07)	$ (0.02)
Diluted net income (loss) per share	$ 0.19	$ (0.26)	$ 0.09	$ (0.07)	$ (0.02)
Weighted average shares outstanding – basic	11,672	11,809	11,844	11,690	11,460
Weighted average shares outstanding – diluted	13,248	11,809	13,649	11,690	11,460

April 30,	2004	2003	2002	2001	2000
Consolidated Balance Sheet Data					
Cash and cash equivalents	$ 15,218	$ 7,173	$ 5,269	$ 9,412	$ 2,594
Working capital	10,465	8,965	7,497	11,653	9,131
Total assets	67,636	63,154	68,224	57,973	53,610
Long-term liabilities	10,000	10,000	10,520	9,060	9,194
Total stockholders' equity	41,686	39,826	43,647	41,595	39,047

Management's Discussion and Analysis of Financial Condition and Results of Operations

The statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are not historical, are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements including those factors identified in "Risk Factors" under "Item 1. Business." The following discussion and analysis also should be read in conjunction with "Item 6. Selected Consolidated Financial Data" and our Consolidated Financial Statements and Notes thereto included elsewhere in this report. Results actually achieved may differ materially from expected results included in these statements.

Overview

Ansoft Corporation ("Ansoft" or the "Company") is a developer of high-performance electronic design automation ("EDA") software used in high technology products and industries. Ansoft's software is used by electrical engineers in the design of "state of the art" technology products, such as cellular phones, internet networking, satellite communications systems, computer chips and circuit boards, and electronic sensors and motors. Engineers use our software to maximize product performance, design optimal product size and materials, eliminate physical prototypes, and reduce time-to-market.

Our overall sales increased this past year. We had an increase in revenues of 15% for the fiscal year ending April 30, 2004, as compared to the prior year. The increase in revenues is primarily attributed to an improving economy particularly in the technology sectors. The following three specific factors can be further attributed to the increase in revenues; significant improvement in our Japanese business, growth in the defense and consumer electronic industries, as well as, good growth in our electromechanical business. All of these factors contributed to an increase in new license revenue for fiscal year ending April, 30, 2004.

In future years, we believe the technology industry should continue to experience increased demand for wireless products, as well as, the continuation of improvement in size, speed and functionality for high-performance electronics.

Ansoft's products are classified into three categories: High Frequency (HF), Signal Integrity (SI), and Electromechanical (EM). The following table presents product sales by market application as a percentage of total sales:

	2004	2003	2002
High Frequency	66%	65%	69%
Signal Integrity	13%	17%	15%
Electromechanical	21%	18%	16%

Critical Accounting Policies

Ansoft's critical accounting policies are as follows:

- Revenue recognition
- Valuation of accounts receivable
- Impairment of long-lived assets
- Impairment of marketable securities available for sale
- Deferred tax asset valuation allowance

Revenue Recognition

Revenue consists of fees for licenses of software products and service and other revenue. Ansoft recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," and related interpretations. Accordingly, revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, and collectibility is probable.

License revenue - Ansoft licenses its software generally on a perpetual basis with no right to return or exchange the licensed software. License revenue is recognized based on the residual method.

Postcontract customer support ("PCS") for an initial three-month period is bundled with the perpetual licensing fee. Revenue related to the three-month PCS is deferred and recognized ratably over the three-month term. Ansoft's vendor-specific objective evidence of fair value, or VSOE, for the three-month PCS is based upon the pricing for comparable transactions when the element is sold separately. Ansoft's VSOE for the three-month PCS is based upon one fourth of the customer's annual maintenance contract renewal rates.

Service and other revenue – consists primarily of PCS revenue. Ansoft offers customers one-year maintenance contracts generally at 15% of the list price of the respective software products. Ansoft recognizes all maintenance revenue ratably over the respective maintenance period. Customers typically renew maintenance agreements annually.

Revenue from customer training, support and other services is recognized as the service is performed.

Valuation of Accounts Receivable

Management reviews accounts receivable to determine which are doubtful of collection. In making the determination of the appropriate allowance for doubtful accounts, management considers Ansoft's history of write-offs, relationships with its customers, and the overall credit worthiness of its customers. The allowance for doubtful accounts as of April 30, 2004 and 2003 was $903,000 and $818,000, respectively. The increase in allowance in fiscal 2004 was primarily due to the overall business environment of our customers. No particular customer was a cause of the changes in allowances. We had no significant changes in our collection policies or payment terms.

Impairment of Long-Lived Assets

The Company reviews assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. A determination of impairment is made based on estimates of future cash flows. If such assets are considered to be impaired, the amount of the impairment is based on the excess of the carrying value over the fair value of the assets.

Goodwill and purchased intangibles with indefinite lives are reviewed annually for impairment. A determination of impairment is based on the estimated fair value of the reporting entity.

Impairment of Marketable Securities Available for Sale

An impairment charge is recorded if a decline in the market value of any available for sale security below cost is deemed to be other than temporary. The impairment is charged to earnings and a new cost basis for the security is established.

Deferred Tax Asset Valuation Allowance

Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. The company considers projected future taxable income and tax planning strategies in making this assessment. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established.

The judgments used in applying the above policies are based on management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from those estimates. See also the "Risk Factors" under "Item 1. Business."

Year Ended April 30, 2004 compared with Year Ended April 30, 2003

Revenue. Total revenue for the year ended April 30, 2004, increased 15% to $54.7 million from $47.3 million in the previous fiscal year. License revenue increased 17% to $32.3 million from $27.5 million. The increase is primarily attributable to increased demand from customers for our HF and EM products. The increase in revenues can also be attributed to an improving economy, particularly an improvement in the technology sectors resulting in an increased demand for our software products. Service and other revenue increased by 13% to $22.4 million from $19.8 million due to the continued growth of the installed base of customers. Deferred revenue as of April 30, 2004 increased $1.1 million.

International revenue accounted for 57% and 56% of the Company's total product revenue in the years ended April 30, 2004 and 2003, respectively. Revenue in Asia accounted for 40% and 41% and revenue in Europe accounted for 17% and 15% in the years ended April 30, 2004 and 2003. Future international sales may be subject to additional risks associated with international operations, including currency exchange

Results of Operations

(in thousands)

	Fiscal Year Ended April 30, 2004	Fiscal Year Ended April 30, 2003	Percent Change	Fiscal Year Ended April 30, 2003	Fiscal Year Ended April 30, 2002	Percent Change
Sales	$ 54,653	$ 47,319	15.5 %	$ 47,319	$ 53,435	(11.4 %)
Cost of revenue	1,857	1,653	12.3 %	1,653	1,809	(8.6 %)
Gross profit	52,796	45,666	15.6 %	45,666	51,626	(11.5 %)
Sales and marketing	26,930	24,611	9.4 %	24,611	24,966	(1.4 %)
Research and development	15,690	18,588	(15.6 %)	18,588	17,705	5.0 %
General and administrative	4,488	4,284	4.8 %	4,284	4,555	(5.9 %)
Amortization	3,182	3,428	(7.2 %)	3,428	4,129	(17.0 %)
Total operating expenses	50,290	50,911	(1.2 %)	50,911	51,355	(0.8 %)
Income (loss) before income taxes	2,506	(5,245)	147.7 %	(5,245)	271	(2,035.4 %)
Other income, net	904	1,152	(21.5 %)	1,152	1,347	(14.5 %)
Income (loss) before income taxes	3,410	(4,093)	183.3 %	(4,093)	1,618	(353.0 %)
Income tax expense (benefit)	854	(970)	188.0 %	(970)	404	(340.1 %)
Net income (loss)	$ 2,556	$ (3,123)	181.8 %	$ (3,123)	$ 1,214	(157.2 %)

fluctuations, tariff regulations and requirements for export, and licenses may, on occasion, be delayed or difficult to obtain. We expect international revenue to remain at approximately 55% of total revenues in the next fiscal year.

Cost of revenue. Cost of revenue consists primarily of software materials, personnel and other expenses related to providing maintenance and post-contract customer support and amortization of acquired technology. Our cost of license revenue increased 3% to $702,000 from $683,000 in the previous fiscal year. This increase was attributable to the increase in the number of new license orders from the previous fiscal year. Our cost of service and other revenue increased 19% to $1.2 million from $970,000 in the previous fiscal year primarily due to the continued growth in our existing installed customer base. Continuing increases in our installed customer based should result in increases in the cost of revenue in future years.

Sales and marketing expenses. Sales and marketing expenses consist of salaries, commissions paid to sales and marketing personnel, promotional costs, and related operating expenses. Sales and marketing expenses increased 9% to $26.9 million in the year ended April 30, 2004, as compared to $24.6 million in the previous fiscal year. The increase was due to higher commission expense as a result of a higher level of sales. Sales and marketing expenses represented 49% and 52% of total revenue in the years ended April 30, 2004 and 2003, respectively. The decrease in the percentage is primarily due to an improvement in operating margins as a result of increased overall sales from the prior year. Management expects that sales and marketing expenses will increase between 6% and 7% in absolute dollars in the next fiscal year. This increase is due to projected increases in revenues for the fiscal year ending April 30, 2005.

Research and development expenses. Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Total research and development expenses decreased by 16% to $15.7 million in the year ended April 30, 2004, as compared to $18.6 million in the previous fiscal year. The decrease in research and development expenses was primarily attributable to the closing of our Altra Broadband development site in Irvine, California in the third quarter of fiscal year ended April 30, 2003, and the consolidation of some research and development facilities during the fiscal year ending April 30, 2004. Research and development expenses represented 29% and 39% of total revenue in the years ended April 30, 2004 and 2003, respectively. Ansoft anticipates that research and development expenses will increase approximately 10% for the next fiscal year. Research and development costs will increase primarily due to anticipated growth in our personnel to meet software development requirements.

General and administrative expenses. General and administrative expenses increased by 5% to $4.5 million in the year ended April 30, 2004, as compared to $4.3 million in the previous fiscal year. General and administrative expenses represented 8% and 9% of total revenue in the years ended April 30, 2004 and 2003. Ansoft anticipates that general and administrative expenses for the next fiscal year are expected to increase approximately 10%.

Amortization expense. Amortization expense in the fiscal year ended April 30, 2004, was $3.2 million, as compared to $3.4 million the previous fiscal year. The decrease was mainly due to certain intangibles becoming fully amortized in the current fiscal year.

Other income (expense) and interest expense, net. Other income (expense) and interest expense for the year ended April 30, 2004, was $904,000, compared to $1.2 million reported for the previous fiscal year. The decrease is due primarily to lower interest rates and investment returns in the current period.

Income tax expense (benefit). In the year ended April 30, 2004, the Company recorded a tax expense of $854,000. The effective tax rate of 25% is primarily the result of research and development tax credits available in the current year.

Year Ended April 30, 2003 compared with Year Ended April 30, 2002

Revenue. Total revenue for the year ended April 30, 2003, decreased 11% to $47.3 million from $53.4 million in the previous fiscal year. License revenue decreased 25% to $27.5 million from $36.7 million. The primary reason for the decrease in license revenue for the period ending April 30, 2003, was due to the overall downturn in the technology sector. Service and other revenue increased by 18% to $19.8 million from $16.8 million due to the continued growth of the installed base of customers under annual maintenance agreements. Primarily due to this growth of the installed base of customers under maintenance contracts, deferred revenue as of April 30, 2003, increased $2 million.

International revenue accounted for 56% and 55% of the Company's total product revenue in the years ended April 30, 2003 and 2002, respectively. The Company's future international sales may be subject to additional risks associated with international operations, including currency exchange fluctuations, tariff regulations and requirements for export, which licenses may on occasion be delayed or difficult to obtain.

Cost of revenue. Cost of revenue consists primarily of software materials, personnel and other expenses related to providing maintenance and post-contract customer support and amortization of acquired technology. Our cost of license revenue decreased 27% to $683,000 from $938,000 in the previous fiscal year. This decrease was primarily due to lower overall sales of new licenses in fiscal 2003. Our cost of service and other revenue increased 11% to $970,000 from $871,000 in the previous fiscal year primarily due to increased personnel providing customer support.

Sales and marketing expenses. Sales and marketing expenses consist of salaries, commissions paid to sales and marketing personnel, promotional costs and related operating expenses. Sales and marketing expenses decreased 1% to $24.6 million in the year ended April 30, 2003, as compared to $25 million in the previous fiscal year. The decrease was due to lower commission expense as a result of a lower level of sales. Sales and marketing expenses represented 52% and 47% of total revenue in the years ended April 30, 2003 and 2002, respectively.

Research and development expenses. Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Total research and development expenses increased by 5% to $18.6 million in the year ended April 30, 2003, as compared to $17.7 million in the previous fiscal year. Research and development expenses increased by 15% due to the continued research and development efforts for Ansoft's current and future software products. Research and development expenses decreased by 10% due to the closing of the Altra Broadband Irvine Technology Center and other cost control measures. In July 2000, Ansoft announced its formation of Altra Broadband to pursue the development of critical intellectual property and products for broadband wireless and optical communications. In spite of certain technical successes, profitable deployment of intellectual property developed by Altra Broadband's Irvine Technology Center in this telecom environment was deemed unlikely in the near term. As such, the Company closed the Irvine Technology Center during the quarter ended October 31, 2002, resulting in a restructuring charge of $532,000 that is included in "Research and development expense." Research and development expenses represented 39% and 33% of total revenue in the years ended April 30, 2003 and 2002, respectively.

General and administrative expenses. General and administrative expenses decreased by 6% to $4.3 million in the year ended April 30, 2003, as compared to $4.6 million in the previous fiscal year. The decrease is due to general cost control measures. General and administrative expenses represented 9% of total revenue in each of the years ended April 30, 2003 and 2002.

Amortization expense. Amortization expense in the year ended April 30, 2003, was $3.4 million, as compared to $4.1 million the previous fiscal year. The decrease was mainly due to the Company ceasing to amortize approximately $1.2 million of goodwill in conjunction with the adoption of SFAS 142, effective May 1, 2002.

Other income (expense) and interest expense, net. Other income (expense) and interest expense for the year ended April 30, 2003, was $1.2 million, compared to $1.3 million reported for the previous fiscal year. The decrease is due primarily to lower interest rates and investment returns in the current period.

Income tax expense (benefit). In the year ended April 30, 2003, the Company recorded a tax benefit of $1 million. In addition, during the year, a study of federal research and development credits was completed. The Company has determined that it has approximately $2.2 million in research and development credits for all years through April 30, 2003, that are available to reduce future federal income taxes, if any, through April 30, 2022. The ultimate realization of these and other deferred tax assets are dependant upon the generation of future taxable income. Based on an analysis of taxable income projections, management has recorded a valuation allowance.

Quarterly Results of Operations

The following table presents unaudited quarterly results for each quarter of fiscal 2004 and fiscal 2003. The information has been prepared on a basis consistent with the Company's annual consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for such periods. The Company's quarterly results have been in the past, and may be in the future, subject to fluctuations due to increased competition, the timing of new product announcements, changes in pricing policies by the Company or its competitors, market acceptance of new and enhanced versions of the Company's products and the size and timing of significant license transactions. The Company believes that results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period. The Company's business historically has shown sequential increases in revenues on a quarterly basis, with the first fiscal quarter generally being the lowest quarter for revenue in the fiscal year.

Quarter Ended	**Fiscal 2004**				**Fiscal 2003**			
(in thousands, except per share data)	**April 30,**	**Jan. 31,**	**Oct. 31,**	**July 31,**	**April 30,**	**Jan. 31,**	**Oct. 31,**	**July 31,**
Total revenue	$ 17,761	$ 13,982	$ 12,258	$ 10,651	$ 15,112	$ 12,362	$ 10,557	$ 9,288
Income (loss) from operations	$ 3,585	$ 1,008	$ (237)	$ (1,850)	$ 2,611	$ (367)	$ (3,068)	$ (4,421)
Net income (loss)	$ 2,830	$ 941	$ (22)	$ (1,192)	$ 2,476	$ (58)	$ (2,198)	$ (3,343)
Basic net income (loss) per share	$ 0.24	$ 0.08	$ (0.00)	$ (0.10)	$ 0.21	$ (0.00)	$ (0.19)	$ (0.28)
Diluted net income (loss) per share	$ 0.21	$ 0.07	$ (0.00)	$ (0.10)	$ 0.20	$ (0.00)	$ (0.19)	$ (0.28)
Weighted average number of shares outstanding								
– basic	11,738	11,640	11,637	11,672	11,715	11,764	11,817	11,940
– diluted	13,504	13,306	11,637	11,672	12,488	11,764	11,817	11,940

Liquidity and Capital Resources
As of April 30, 2004, Ansoft had $15.2 million in cash and cash equivalents and working capital of $10.5 million. Net cash provided by operating activities was $13.8 million, $4.2 million and $4.4 million in fiscal 2004, 2003, and 2002, respectively.

Net cash (used in) provided by investing activities was $(3.9) million, $975,000 and $(11.2) million in fiscal 2004, 2003, and 2002, respectively. Capital expenditures, consisting primarily of purchases of computer equipment, were $1.3 million, $755,000 and $2.6 million in fiscal 2004, 2003, and 2002, respectively. Net proceeds from the sale (purchase) of securities were $(2.6) million, $1.3 million, and $(1.0) million in fiscal 2004, 2003, and 2002, respectively. Net cash used in the investment of acquired business from Agilent was $7.5 million in fiscal 2002.

Net cash (used in) provided by financing activities were $(2.1) million, $(3.6) million and $3.2 million in fiscal 2004, 2003, and 2002, respectively. In fiscal 2003, Ansoft repaid its note payable of $1.9 million. Proceeds from the issuance of common stock were $3.0 million, $494,000, and $2.3 million in fiscal 2004, 2003, and 2002, respectively. Funds used for the purchase of treasury stock were $5.1 million, $2.3 million and $70,000 in fiscal 2004, 2003, and 2002, respectively.

Ansoft has available a $20.0 million secured line of credit from a domestic financial institution at an interest rate equal to LIBOR plus an applicable margin rate. The line of credit expires on September 30, 2005. The line of credit is secured by the marketable securities held with this institution and includes a minimum tangible net worth covenant. The Company was in compliance with all financial covenants as of April 30, 2004 and 2003. As of April 30, 2004, $10.0 million was the outstanding balance on the line of credit. Ansoft believes that the available funds will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next year. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, Ansoft may seek additional funds through equity or debt financing. There can be no assurance that additional financing will be available or that, if available, such financing will be on terms favorable to Ansoft.

Stock Repurchase Program. In September 2002, our Board of Directors voted to amend the existing 1,000,000 common stock repurchase program to permit the Company to acquire an additional 1,000,000 shares of its Common Stock. Common shares reacquired are intended to be used for general corporate purposes. As of the date we filed this Annual Report on Form 10-K with the SEC, we had repurchased 1.75 million shares under

A summary of Ansoft's significant contractual obligations and commitments is as follows (in thousands):

		Payment due by period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt Obligations	$ 10,000	—	$ 10,000	—	—
Operating Lease Obligations	$ 3,731	$ 1,332	$ 1,766	$ 633	—
Total	$ 13,731	$ 1,332	$ 11,766	$ 633	—

the repurchase program. For the fiscal year ending April 30, 2004, we purchased 406,600 shares at an average price of $12.63.

Foreign Currency Fluctuations. Foreign currency exchange rates positively (negatively) affected revenue by approximately $1.8 million, $1.4 million and ($653,000) in fiscal 2004, 2003, and 2002, respectively, primarily due to the fluctuations of the Japanese yen and euro in relation to the U.S. dollar.

Effects of Inflation

To date, inflation has not had a material impact on the Company's consolidated financial results.

Seasonal Effects. Traditionally, sales in the first quarter will decrease from the fourth quarter of the prior fiscal year. Revenues will sequentially increase over the next three quarters of the fiscal year. The fourth quarter is typically the highest revenue quarter for the fiscal year.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk. The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The Company mitigates its risk by diversifying its investments among securities and limits the amount of credit exposure to any one issuer. The Company does not hedge any interest rate exposures. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

Foreign Currency Risk. The Company transacts business in various foreign currencies. Accordingly, the Company is subject to exposure from adverse movements in foreign currency exchange rates. As of April 30, 2004, the Company had no hedging contracts outstanding. The Company assesses the need to utilize financial instruments to hedge currency exposures on an ongoing basis. Approximately 50-57% of our sales are subject to foreign exchange fluctuations; however, the company did not experience any material fluctuations in fiscal year ending April 30, 2004.

The following table presents the carrying value and related weighted-average interest rates for the Company's variable rate investment portfolio and debt. The carrying value approximates fair value at April 30, 2004.

April 30,	2005	2006	2007	2008	2009	Thereafter	Total
(amounts in thousands)							
Marketable securities							
(bond funds)	$17,413	—	—	—	—	—	$17,413
Average % rate	4.91%	—	—	—	—	—	4.91%
Variable rate debt	—	$10,000	—	—	—	—	$10,000
Average % rate	—	1.90%	—	—	—	—	1.90%

As of April 30, 2003, the Company had bond mutual funds and variable rate debt of $19.3 million, and $10 million, respectively. The average rates of return for bond mutual funds and variable rate debt at April 30, 2003, were 5.88%, and 1.94%, respectively.

Consolidated Balance Sheets

(in thousands, except per share amounts)

Fiscal Year Ended April 30,	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$ 15,218	$ 7,173
Accounts receivable, net of allowance for doubtful accounts of $903 and $818, respectively	10,179	13,968
Deferred income taxes	343	310
Prepaid expenses and other assets	675	842
Total current assets	26,415	22,293
Equipment and furniture, net	3,598	3,829
Marketable securities	25,502	21,785
Other assets	383	436
Deferred income taxes	5,158	4,909
Goodwill, net	1,239	1,239
Other intangible assets, net	5,341	8,663
Total assets	$ 67,636	$ 63,154
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 4,015	$ 2,449
Deferred revenue	11,935	10,879
Total current liabilities	15,950	13,328
Line of credit	10,000	10,000
Total liabilities	25,950	23,328
Stockholders' equity		
Preferred stock, par value $0.01 per share; 1,000 shares authorized, no shares outstanding	—	—
Common stock, par value $0.01 per share; 25,000 shares authorized; issued 12,778 and 12,296 shares, respectively and outstanding 11,744 and 11,669, respectively	129	123
Additional paid-in capital	58,562	55,522
Treasury stock, 1,034 and 627 shares, respectively	(9,090)	(3,954)
Other accumulated comprehensive income (loss)	691	(703)
Accumulated deficit	(8,606)	(11,162)
Total stockholders' equity	41,686	39,826
Total liabilities and stockholders' equity	$ 67,636	$ 63,154

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)

Fiscal Year Ended April 30,	2004	2003	2002
Revenue:			
License	$ 32,301	$ 27,540	$ 36,683
Service and other	22,352	19,779	16,752
Total revenue	54,653	47,319	53,435
Cost of revenue:			
License revenue	702	683	938
Service and other	1,155	970	871
Total cost of revenue	1,857	1,653	1,809
Gross profit	52,796	45,666	51,626
Operating Expenses:			
Sales and marketing	26,930	24,611	24,966
Research and development	15,690	18,588	17,705
General and administrative	4,488	4,284	4,555
Amortization	3,182	3,428	4,129
Total operating expenses	50,290	50,911	51,355
Income (loss) from operations	2,506	(5,245)	271
Other income	1,138	1,428	1,878
Interest expense	(234)	(276)	(531)
Income (loss) before income taxes	3,410	(4,093)	1,618
Income taxes expense (benefit)	854	(970)	404
Net income (loss)	$ 2,556	$ (3,123)	$ 1,214
Basic net income (loss) per share	$ 0.22	$ (0.26)	$ 0.10
Diluted net income (loss) per share	$ 0.19	$ (0.26)	$ 0.09
Weighted average shares outstanding			
– basic	11,672	11,809	11,844
– diluted	13,248	11,809	13,649

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands, except per share amounts)

	Comprehensive Income (loss)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit
Balance, April 30, 2001		11,960	$ 119	$52,684	(256)	$ (1,601)	$ (354)	$ (9,253)
Purchase of treasury stock		—	—	—	(7)	(70)	—	—
Issuance of common stock		236	3	1,335	—	—	—	—
Tax effect of stock option exercises		—	—	920	—	—	—	—
Net income	$ 1,214	—	—	—	—	—	—	1,214
Foreign currency translation	(525)	—	—	—	—	—	(525)	—
Reclassification adjustment	117	—	—	—	—	—	117	—
Change in unrealized loss on marketable securities	(942)	—	—	—	—	—	(942)	—
Comprehensive income (loss)	$ (136)	—	—	—	—	—	—	—
Balance, April 30, 2002		12,196	$ 122	$54,939	(263)	$ (1,671)	$ (1,704)	$ (8,039)
Purchase of treasury stock		—	—	—	(364)	(2,283)	—	—
Issuance of common stock		100	1	493	—	—	—	—
Tax effect of stock option exercises		—	—	90	—	—	—	—
Net income (loss)	$ (3,123)	—	—	—	—	—	—	(3,123)
Foreign currency translation	394	—	—	—	—	—	394	—
Reclassification adjustment	78	—	—	—	—	—	78	—
Change in unrealized loss on marketable securities	529	—	—	—	—	—	529	—
Comprehensive income (loss)	$ (2,122)	—	—	—	—	—	—	—
Balance, April 30, 2003		12,296	$ 123	$55,522	(627)	$ (3,954)	$ (703)	$ (11,162)
Purchase of treasury stock		—	—	—	(407)	(5,136)	—	—
Issuance of common stock		482	6	2,363	—	—	—	—
Tax effect of stock option exercises		—	—	677	—	—	—	—
Net income	$ 2,556	—	—	—	—	—	—	2,556
Foreign currency translation	267	—	—	—	—	—	267	—
Reclassification adjustment	7	—	—	—	—	—	7	—
Change in unrealized loss on marketable securities	1,120	—	—	—	—	—	1,120	—
Comprehensive income (loss)	$ 3,950	—	—	—	—	—	—	—
Balance, April 30, 2004		12,778	$ 129	$58,562	(1,034)	$ (9,090)	$ 691	$ (8,606)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands, except per share amounts)

Fiscal year ended April 30,	2004	2003	2002
Cash flows from operating activities			
Net income (loss)	$ 2,556	$ (3,123)	$ 1,214
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation	1,536	1,838	1,936
Amortization	3,322	3,724	4,709
Deferred taxes	(282)	(408)	(2,093)
Impairment charge to equipment	—	407	—
Non-cash charge on marketable securities	—	78	117
Loss (gain) on marketable securities	7	(113)	—
Changes in assets and liabilities, net of effect from acquisitions			
Accounts receivable	3,789	1,076	(6,835)
Prepaid expenses and other assets	167	163	261
Other long-term assets and liabilities, net	53	(589)	166
Accounts payable and accrued expenses	1,566	(843)	1,258
Deferred revenue	1,056	1,964	3,631
Net cash provided by operating activities	13,770	4,174	4,364
Cash flows from investing activities			
Purchases of equipment and furniture	(1,305)	(755)	(2,630)
Investment in acquired businesses	—	—	(7,544)
Proceeds from the sale of equipment	—	395	—
Proceeds from the sale of marketable securities	12,723	6,983	—
Purchase of marketable securities	(15,320)	(5,648)	(996)
Net cash provided by (used in) investing activities	(3,902)	975	(11,170)
Proceeds from (repayments of) line of credit, net	—	—	1,000
Payment of note payable	—	(1,850)	—
Purchase of treasury stock	(5,136)	(2,283)	(70)
Proceeds from the issuance of common stock, net	3,046	494	2,258
Net cash (used in) provided by financing activities	(2,090)	(3,639)	3,188
Effect of exchange rate changes	267	394	(525)
Cash and cash equivalents at beginning of year	7,173	5,269	9,412
Cash and cash equivalents at end of year	$ 15,218	$ 7,173	$ 5,269
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 234	$ 276	$ 414
Cash paid for income taxes	$ 99	$ 846	$ 203

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Ansoft Corporation ("Ansoft" or the "Company") is a developer of electronic design automation ("EDA") software used in high-technology products and industries. Ansoft's software is used by electrical engineers in the design of state-of-the-art technology products, such as cellular phones, internet networking, satellite communications systems, computer chips and circuit boards, and electronic sensors and motors.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated. Effective May 3, 2001, Ansoft entered into an agreement to acquire the following intangible assets related to the Agilent HFSS software product: customer list, non-compete agreement, and trademark. As part of the agreement, Agilent agreed to transfer customer obligations for Agilent HFSS software to Ansoft. The acquisition cost was $7,850 in cash and assumed liabilities of $1,544 for a total cost of $9,394.

In July 2000, Ansoft announced its formation of Altra Broadband to pursue the development of critical intellectual property and products for broadband wireless and optical communications. In spite of certain technical successes, profitable deployment of intellectual property developed by Altra Broadband's Irvine Technology Center in this telecom environment was deemed unlikely in the near term. As such, the Company closed the Irvine Technology Center during the quarter ended October 31, 2002, resulting in a restructuring charge of $532 that is included in "Research and development expense."

The restructuring was committed to and completed in the quarter ended October 31, 2002. The total $532 restructuring charge was comprised of a $407 charge for the impairment of fixed assets and a charge of $125 for the remaining lease obligations for which a liability was recorded as of October 31, 2002. The impairment charge was based on third-party offers to purchase the remaining assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based on management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from those estimates. Estimates that are particularly significant to the consolidated financial statements include deferred revenue, the allowance for doubtful accounts, future cash flows related to long-lived assets, other than temporary declines in the market value of marketable securities, and the deferred tax valuation allowance.

Cash Equivalents

Cash equivalents include only highly liquid debt instruments purchased with original maturity dates of three months or less.

Marketable Securities

Marketable securities consist of corporate bonds, bond and government agency mutual funds, and mortgage backed securities and are classified as available for sale as of April 30, 2004 and 2003. Marketable securities available for sale are recorded at fair market value based on quoted market prices and any unrealized gains or losses are recorded as a separate component of stockholders' equity. Costs of investments sold/held are determined on the average cost method. An impairment charge is recorded if a decline in the market value of any available for sale security below cost is deemed to be other than temporary. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

Equipment and Furniture

Equipment and furniture are stated at cost less accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed using the straight-line method based upon the estimated useful lives of the assets, which range from three to seven years. Assets acquired under capital leases and leasehold improvements are amortized over their useful life or the lease term, as appropriate.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets, which include customer lists, non-compete agreement, and purchased technology, are stated at cost less accumulated depreciation and are reviewed periodically (at least annually) for impairment. The non-compete agreement is a result of the Agilent transaction discussed in note 2. Purchased technology represents acquired software that has been fully developed, achieved technological feasibility, reached commercial viability, and is generating revenue. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which was adopted on May 1, 2002 (the beginning of Ansoft's fiscal year 2003), goodwill and purchased intangibles with indefinite useful lives are no longer amortized but are reviewed periodically (at least annually) for impairment. Accordingly, Ansoft has ceased to amortize approximately $1.2 million of goodwill, net of amortization, including workforce intangibles that were subsumed into goodwill upon adoption of SFAS No. 142. Acquired intangibles with definite lives are amortized on a straight-line basis over the remaining estimated economic life of the underlying products and technologies (original lives assigned are three to seven years), and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets."

The Company reviews the realizability of acquired technology, goodwill and other intangibles on an ongoing basis, and if there is an indication of impairment, the Company performs procedures under the applicable accounting pronouncements to quantify any impairment that exists. Determining the amount of impairment of these assets requires the Company to estimate future cash flows and make judgments regarding discount rates and other variables that impact the net realizable value or fair value of those assets, as applicable. Actual future cash flows and other assumed variables could differ from these estimates. Future impairment charges under existing pronouncements could be material.

The pro forma effects of the adoption of SFAS No. 142 are as follows:

Fiscal Year Ended April 30,

(in thousands, except per share amounts)

	2004	2003	2002
Reported net income (loss)	$ 2,556	$ (3,123)	$ 1,214
Add back: Goodwill amortization	—	—	368
Adjusted net income (loss)	$ 2,556	$ (3,123)	$ 1,582
Basic earnings per share:			
Reported net income (loss)	$ 0.22	$ (0.26)	$ 0.10
Add back: Goodwill amortization	—	—	0.03
Adjusted net income (loss)	$ 0.22	$ (0.26)	$ 0.13
Diluted earnings per share:			
Reported net loss	$ 0.19	$ (0.26)	$ 0.09
Add back: Goodwill amortization	—	—	0.03
Adjusted net income (loss)	$ 0.19	$ (0.26)	$ 0.12

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally seven years, and assessed for recoverability by determining whether the amortization of goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows.

Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset held for sale and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on May 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of".

Revenue Recognition

Revenue consists of fees for licenses of software products and service and other revenue. Ansoft recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," and related interpretations. Accordingly, revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, and collectability is probable.

License revenue - Ansoft licenses its software generally on a perpetual basis with no right to return or exchange the licensed software. License revenue is recognized based on the residual method.

Postcontract customer support ("PCS") is bundled with the perpetual licensing fee. Revenue related to the three-month PCS is deferred and recognized ratably over the three-month term. Ansoft's vendor-specific objective evidence of fair value, or VSOE, for the three-month PCS is based upon the pricing for comparable transactions when the element is sold separately. Ansoft's VSOE for the three-month PCS is based upon one fourth of the customer's annual maintenance contract renewal rates. Three-month PCS services provided are the same as maintenance.

During the year fiscal ended April 30, 2002, the Company changed the PCS period bundled with the perpetual license from a one-year period to a three-month period to more closely align our pricing policy with other vendors within our industry. In addition, we no longer believed we could continue to expect future releases offered to customers under three-month PCS would contain only enhancements limited to bug fixes covered by warranty provisions; therefore, the Company began deferring the PCS in fiscal 2002. Prior to fiscal 2002, the Company recognized PCS revenue together with the licensing fee on delivery of the software if collectibility of the resulting receivable was probable, enhancements were limited to bug fixes covered by warranty provisions, and the costs of providing these services were expected to be insignificant. Pursuant to this policy, there were no deferred amounts recorded prior to fiscal 2002 and the estimated costs of providing PCS were accrued at the time of revenue recognition.

Service and other revenue – consists primarily of maintenance revenue. Ansoft offers customers one-year maintenance contracts generally at 15% of the list price of the respective software products. Ansoft recognizes all maintenance revenue ratably over the respective maintenance period. Customers renew maintenance agreements annually.

Revenue from customer training, support and other services is recognized as the service is performed.

Deferred revenue

Ansoft's deferred revenue consists of unearned revenue on annual maintenance contracts and the deferred component of PCS.

Software Development Costs

The Company accounts for software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Software development costs are capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. Completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs during these periods since the amounts have not been material.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of the incremental common shares issuable upon the exercise of employee stock options, and are computed using the treasury stock method.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years presented:

	Income (loss)	Shares	Per share amount
April 30, 2004			
Basic net income (loss) per share	$ 2,556	11,672	$ 0.22
Effect of dilutive securities:			
Stock options	—	1,576	(0.03)
Diluted net income (loss) per share	$ 2,556	13,248	$ 0.19
April 30, 2003			
Basic net income (loss) per share	$ (3,123)	11,809	$ (0.26)
Effect of dilutive securities:			
Stock options	—	—	—
Diluted net income (loss) per share	$ (3,123)	11,809	$ (0.26)
April 30, 2002			
Basic net income (loss) per share	$ 1,214	11,844	$ 0.10
Effect of dilutive securities:			
Stock options	—	1,805	(0.01)
Diluted net income (loss) per share	$ 1,214	13,649	$ 0.09

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the Financial Accounting Standards Board's ("FASB") SFAS No. 123 "Accounting for Stock-Based Compensation." This statement permits a company to choose either a fair value based method of accounting for its stock-based compensation arrangements or to comply with the Accounting Principles Board ("APB") Opinion No. 25 intrinsic value based method, adding pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in the financial statements. The Company has adopted SFAS No. 123 by retaining the APB Opinion No. 25 method of accounting for stock-based compensation with annual pro forma disclosures of net income and earnings per share.

Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized in the Company's consolidated financial statements during fiscal 2004, 2003, or 2002.

Pro forma information regarding net income and earnings (loss) per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Stock Purchase Plan, collectively called "options") granted subsequent to April 30, 1995, under the fair value method prescribed by SFAS No. 123. The fair value of options granted in fiscal years 2004, 2003, or 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Fiscal year ended April 30,	2004	2003	2002
Risk-free rate (%)	2.00	2.00	4.00
Volatility (%)	115.40	110.00	75.55
Expected life (in years)	6.00	7.50	9.90
Dividend yield (%)	0.00	0.00	0.00

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. However, based solely on this analysis, the weighted average estimated fair value of employee stock options granted during 2004, 2003, or 2002 was $7.78, $4.65 and $8.70 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (unaudited):

Fiscal year ended April 30,	2004	2003	2002
Net income (loss), as reported	$ 2,556	$ (3,123)	$ (1,214)
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	(2,469)	(2,956)	(2,073)
Pro forma net income (loss)	$ (87)	$ (6,079)	$ (859)
Pro forma net income (loss) per basic and diluted common share	$ (0.01)	$ (0.51)	$ (0.07)

Because the Company anticipates making additional grants and options vest over several years, the effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Comprehensive Income

Comprehensive income includes foreign currency translation gains and losses and other unrealized gains and losses related to marketable securities that have been previously excluded from net income and reflected instead in equity. The Company has reported the components of comprehensive income, net of tax of $0 in 2004, 2003, and 2002, in its consolidated statements of stockholders' equity and comprehensive income.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the respective local currency. Accordingly, assets and liabilities are translated to United States dollars at the exchange rates in effect as of the balance sheet date, and results of operations are translated using the average rates in effect for the period presented. Transaction gains and losses, which are included in other income (expense) in the accompanying consolidated statements of income, have not been significant.

Fair Value of Financial Instruments

The carrying value and fair value of the Company's receivables, payables and debt obligations are estimated to be substantially the same at April 30, 2004 and 2003.

2. Acquisitions and Related Intangible Assets

Effective May 3, 2001, Ansoft entered into an agreement to acquire the following intangible assets related to the Agilent HFSS software product: customer list, non-compete agreement, and trademark. As part of the agreement, Agilent agreed to transfer customer obligations for Agilent HFSS software to Ansoft. The acquisition cost was $7,850 in cash and assumed liabilities of $1,544 for a total cost of $9,394.

3. Equipment and Furniture

Equipment and furniture consist of the following:

	April 30, 2004	April 30, 2003
Computers and equipment	$ 7,410	$ 9,660
Furniture and fixtures	1,610	1,411
Leasehold improvements	873	570
	9,893	11,641
Less allowances for depreciation and amortization	6,295	7,812
	$ 3,598	$ 3,829

4. Other Intangible Assets

Other acquired intangible assets consist of the following:

	April 30, 2004	April 30, 2003
Customer list	$ 18,488	$ 18,488
Non-compete	2,500	2,500
Purchased technology	2,230	2,230
Trademark	212	212
	23,430	23,430
Less allowances for amortization	18,089	14,767
	$ 5,341	$ 8,663

These intangible assets are amortized over their estimated useful lives, ranging between three and seven years. There are no expected residual values related to these intangible assets. Estimated fiscal year amortization expense is as follows: 2005 - $1,510; 2006 - $1,434; 2007 - $1,272; and 2008 - $1,125.

5. Marketable Securities

Marketable securities, classified as available for sale, are summarized as follows:

	Amortized cost	Unrealized gain	Unrealized (loss)	Market value
April 30, 2004				
Mutual bond funds	$ 17,413	$ 1,183	$ (290)	$ 18,306
Mortgage backed securities	4,251	—	(48)	4,203
Corporate bonds	3,064	—	(71)	2,993
Total marketable securities	$ 24,728	$ 1,183	$ (409)	$ 25,502
April 30, 2003				
Mutual bond funds	$ 19,628	$ 177	$ (550)	$ 19,255
Mortgage backed securities	2,510	20	—	2,530
Total marketable securities	$ 22,138	$ 197	$ (550)	$ 21,785

Other income (loss) consists of dividend and interest income, realized gains and losses on securities and other than temporary declines in fair value of marketable securities. Dividend and interest income was $1,145, $1,315 and $1,995 in fiscal year 2004, 2003 and 2002, respectively. Gross realized gains were $0, $113 and $0 in fiscal year 2004, 2003 and 2002, respectively. Gross realized losses were $7, $0 and $0 in fiscal year 2004, 2003 and 2002, respectively. Other than temporary declines were $0, $78 and $117 in fiscal year 2004, 2003 and 2002, respectively.

The following table sets forth certain information relating to the estimated fair value and unrealized losses on marketable securities available-for-sale as of April 30, 2004. Unrealized losses have been segregated into those existing for less than twelve months and those existing for twelve months or longer.

Description of Securities	Less than 12 months Fair Value	Less than 12 months Unrealized Losses	12 months or longer Fair Value	12 months or longer Unrealized Losses	Total Fair Value	Total Unrealized Losses
Mutual bond funds	$ 5,415	$ 290	—	—	$ 5,415	$ 290
Mortgage backed securities	$ 4,203	$ 48	—	—	$ 4,203	$ 48
Corporate bonds	$ 2,993	$ 71	—	—	$ 2,993	$ 71
Total	$ 12,611	$ 409	—	—	$ 12,611	$ 409

At April 30, 2004, the contractual maturities of the debt securities available for sale are:

	Amortized Cost	Fair Value
Due in one year or less		
Due after one year through five years	$ 249	$ 240
Due after five years through ten years	$ 3,016	$ 2,955
Due after ten years	$ 4,050	$ 4,001
Total	$ 7,315	$ 7,196

6. Line of Credit

The Company has available a $20,000 secured line of credit from a domestic financial institution at an interest rate equal to LIBOR plus an applicable margin rate. The line of credit expires on September 30, 2005, and is secured by the marketable securities held with the institution. As of April 30, 2004 and 2003, $10,000 was the outstanding balance on the line of credit and the weighted average interest rate was 1.90% and 1.94%, respectively. The Company was in compliance with all financial covenants as of April 30, 2004 and 2003.

7. Leases

The Company leases its corporate headquarters in Pittsburgh, Pennsylvania, and other facilities under operating lease agreements that expire over the next five years. Rental expense incurred by the Company under operating lease agreements totaled $2,500, $2,658 and $2,209 for the years ended April 30, 2004, 2003 and 2002, respectively. The future minimum lease payments for such operating leases as of April 30, 2004, are:

Year ending April 30,	
2005	1,332
2006	1,142
2007	624
2008	633
Total	$ 3,731

8. Common Stock Options

The Company's 1988 Stock Option Plan (1988 Plan) authorizes the issuance of 850 shares of common stock for the grant of incentive or nonstatutory stock options to employees and directors. Under the terms of the 1988 Plan, options to purchase common stock are granted at no less than the stock's estimated fair market value at the date of the grant and may be exercised during specified future periods as determined by the Board of Directors. The 1988 Plan provides that the options shall expire no more than ten years after the date of the grant.

The Company's 1995 Stock Option Plan (1995 Plan) authorizes the issuance of 3,500 shares of common stock for the grant of incentive or nonstatutory stock options to employees and directors. Under the terms of the 1995 Plan, options to purchase common stock are granted at no less than the stock's estimated fair market value at the date of the grant and may be exercised during specified future periods as determined by the Board of Directors. The 1995 Plan provides that the options shall expire no more than ten years after the date of the grant.

Shares underlying outstanding options under the 1988 Plan and the 1995 Plan are as follows:

Shares Underlying Outstanding Options

	Shares	Price
Outstanding, April 30, 2001	2,622	$ 1.75 - $ 9.75
Granted	1,291	$ 9.03 - $ 13.55
Exercised	(219)	$ 1.75 - $ 9.75
Terminated	(57)	$ 5.00 - $ 9.75
Outstanding, April 30, 2002	3,637	$ 1.75 - $ 13.55
Granted	651	$ 9.03 - $ 13.55
Exercised	(93)	$ 1.75 - $ 9.75
Terminated	(212)	$ 4.75 - $ 12.95
Outstanding, April 30, 2003	3,983	$ 1.75 - $ 13.55
Granted	79	$ 8.05 - $ 10.91
Exercised	(482)	$ 1.75 - $ 12.95
Terminated	(116)	$ 4.75 - $ 12.95
Outstanding, April 30, 2004	3,464	$ 1.75 - $ 13.55

Options to purchase 2,186 shares of common stock were exercisable as of April 30, 2004; and options to purchase 242 shares of common stock were available for future grant as of April 30, 2004.

The following table summarizes information about stock options outstanding as of April 30, 2004:

	Options Outstanding			Options Exercisable	
Range Of Exercise Prices	Number Outstanding at April 30, 2004	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at April 30, 2004	Weighted-Average Exercise Price
$ 1.75 - $ 2.00	55	0.8	$ 1.95	55	$ 1.95
$ 3.50 - $ 5.13	1,459	5.0	$ 5.04	1,096	$ 5.06
$ 5.50 - $ 8.25	541	5.7	$ 6.49	395	$ 6.41
$ 8.31 - $ 12.02	935	7.2	$ 9.13	451	$ 9.12
$ 12.95 - $ 13.55	474	7.6	$ 12.99	189	$ 12.99

9. Segment Reporting, Export Sales and Credit Risk

The Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires the reporting of segment information using the "management approach." Under this approach, operating segments are identified in substantially the same manner as they are reported internally and used by the Company's chief operating decision maker ("CODM") for purposes of evaluating performance and allocating resources. Ansoft's chief operating decision maker is its President and Chief Executive Officer, or CEO. Based on this approach, the Company has one reportable segment as the CODM reviews financial information on a basis consistent with that presented in the consolidated financial statements.

Ansoft's products are classified into three categories, high frequency (HF), signal integrity (SI), and electromechanical (EM). Ansoft's CEO reviews sales by product category. The following table presents product sales by market application as a percentage of total sales:

	2004	2003	2002
High Frequency	66%	65%	69%
Signal Integrity	13%	17%	15%
Electromechanical	21%	18%	16%

Profitability information by product category is not available as operating expenses and other income and expense items are managed on a functional basis.

Export sales, principally to Asia, accounted for 57%, 56% and 55% of total product revenue in 2004, 2003 and 2002, respectively. Included in export sales to Asia were sales to Japan, which accounted for approximately 23%, 21% and 18% of total revenue in fiscal 2004, 2003 and 2002, respectively. No other foreign country accounted for more than 10% of total revenue during these periods.

The Company markets its software products to customers throughout the world directly and generally does not require collateral. However, letters of credit are obtained from certain international customers prior to shipment. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company believes that it has adequately provided for credit losses.

10. Income Tax

Income (loss) before taxes includes domestic and foreign income as follows:

April 30,	2004	2003	2002
Domestic	$ 1,648	$ (4,363)	$ 1,250
Foreign	1,762	270	368
Total	$ 3,410	$ (4,093)	$ 1,618

The provision for income taxes consists of the following:

April 30,	2004	2003	2002
Current:			
Federal	$ 499	$ (495)	$ 1,611
State	192	24	886
Foreign	445	—	—
Total	1,136	(471)	2,497
Deferred:			
Federal	(394)	(337)	(1,508)
State	(72)	(162)	(585)
Foreign	184	—	—
Total	(282)	(499)	(2,093)
Total expense (benefit) for income tax	$ 854	$ (970)	$ 404

The Company's actual income tax expense (benefit) differs from the expected income tax expense (benefit) computed by applying the statutory federal rate to income before income taxes as a result of the following:

April 30,	2004	2003	2002
Income tax expense (benefit) at statutory rate	$ 1,159	$(1,392)	$ 549
State income tax, net of federal benefit	79	(92)	199
Research and development credit	(480)	(1,575)	(505)
Rate differential between U.S. and foreign taxes	30	—	—
Change in valuation allowance	(55)	1,843	40
Intangible amortization	74	77	210
Other, net	47	169	(89)
Actual income tax expense (benefit)	$ 854	$ (970)	$ 404

In addition to amounts applicable to income before taxes, the following income tax expense (benefit) amounts were recorded in stockholders' equity.

Fiscal year ending April 30,	2004	2003	2002
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	$ (677)	$ (90)	$ (920)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

April 30,	2004	2003
Deferred tax assets:		
Net operating loss carryforward	$ 241	$ 425
Capital loss carryovers	395	392
Allowance for doubtful accounts	343	310
Alternative minimum tax credit carryforward	256	256
Research and development tax credit carryforward	2,157	2,215
Intangible assets	4,004	3,400
Net unrealized losses on available for sale securities	989	1,417
Total gross deferred tax assets	8,385	8,415
Less valuation allowance	(2,523)	(3,006)
Net deferred tax assets	5,862	5,409
Deferred tax liabilities:		
Furniture and equipment	(361)	(190)
Total gross deferred tax liability	(361)	(190)
Net deferred taxes	5,501	5,219

The valuation allowance for deferred tax assets as of May 1, 2003 and 2002 was $3,006 and $1,393, respectively. The net change in the total valuation allowance for the years ended April 30, 2004 and April 30, 2003 was a decrease of $483 and an increase of $1,613, respectively. A change in the valuation allowance of $428 and $230 was recorded in accumulated other comprehensive income relating to marketable securities for the year ended April 30, 2004 and 2003, respectively. Management evaluates the recoverability of the deferred tax assets and the level of the valuation allowance on a quarterly basis. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of April 30, 2004, the Company had net foreign operating loss carryforwards of $710, which are available to offset future foreign taxable income through April 30, 2007. The Company also has alternative minimum tax credit carryforwards of $256 which are available to reduce future federal income taxes, if any, over an indefinite period. The Company has research and development credit carryforwards of $2,157 as of April 30, 2004. These credits will be available to reduce future federal income taxes, if any, through April 30, 2023. The Company also has capital loss carryovers of $1,160 that are available to offset capital gains through April 30, 2007.

11. Employee Benefit Plan

The Company has a 401(k) savings and retirement plan which covers its full-time employees who have attained the age of 21 and have completed six months of service. Eligible employees make voluntary contributions to the plan up to 15% of their annual compensation. The Company is not required to contribute, nor has it contributed, to the 401(k) plan.

12. Commitments and Contingencies

The Company is not a party to any litigation and is not aware of any threatened litigation, unasserted claims or assessments that could have a material adverse effect on the Company's business, consolidated operating results or consolidated financial condition.

13. Quarterly Financial Information (Unaudited)

A summary of quarterly financial information follows:

Quarter Ended	Fiscal 2004				Fiscal 2003			
(in thousands, except per share data)	April 30,	Jan. 31,	Oct. 31,	July 31,	April 30,	Jan. 31,	Oct. 31,	July 31,
Total revenue	$ 17,761	$ 13,982	$ 12,258	$ 10,651	$ 15,112	$ 12,362	$ 10,557	$ 9,288
Income (loss) from operations	$ 3,585	$ 1,008	$ (237)	$ (1,850)	$ 2,611	$ (367)	$ (3,068)	$ (4,421)
Net income (loss)	$ 2,830	$ 941	$ (22)	$ (1,192)	$ 2,476	$ (58)	$ (2,198)	$ (3,343)
Basic net income (loss) per share	$ 0.24	$ 0.08	$ (0.00)	$ (0.10)	$ 0.21	$ (0.00)	$ (0.19)	$ (0.28)
Diluted net income (loss) per share	$ 0.21	$ 0.07	$ (0.00)	$ (0.10)	$ 0.20	$ (0.00)	$ (0.19)	$ (0.28)
Weighted average number of shares outstanding								
– basic	11,738	11,640	11,637	11,672	11,715	11,764	11,817	11,940
– diluted	13,504	13,306	11,637	11,672	12,488	11,764	11,817	11,940

Market for Ansoft's Common Equity

The following table sets forth, for the periods indicated, the range of high and low last reported sale prices for the common stock as reported on the Nasdaq National Market.

	High	Low
Fiscal year ended April 30, 2005		
1st Quarter (through July 7, 2004)	$ 15.280	$ 12.860
Fiscal year ended April 30, 2004		
1st Quarter	$ 11.200	$ 8.050
2nd Quarter	12.430	9.520
3rd Quarter	14.900	10.910
4th Quarter	15.760	12.850
Fiscal year ended April 30, 2003		
1st Quarter	$ 12.100	$ 5.690
2nd Quarter	5.989	4.049
3rd Quarter	7.070	4.750
4th Quarter	8.530	5.830

The Company has never paid any cash dividends on its common stock. We currently intend to retain the earnings from operations for use in the business and do not anticipate paying cash dividends with respect to our common stock in the foreseeable future. The payment of any future dividends will be determined by the Board of Directors in light of the then current conditions, including but not limited to the Company's earnings and financial condition.

On July 7, 2004, the Company had 288 shareholders of record, of which certain of the recordholders were registered clearing agencies holding common stock on behalf of participants of such clearing agencies.

Equity Compensation Plan Information as of April 30, 2004

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	3,464,485	$ 7.41	242,100
Total	3,464,485	$ 7.41	242,100

In the fourth quarter of fiscal year ended April 30, 2004, we purchased 183,500 shares of Treasury Stock at an average price of $14.56. For the fiscal year ended April 30, 2004, we purchased 406,600 shares of Treasury Stock at an average price of $12.63.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of Ansoft Corporation:

We have audited the accompanying consolidated balance sheets of Ansoft Corporation and subsidiaries as of April 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended April 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansoft Corporation and subsidiaries as of April 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in fiscal 2003.

KPMG LLP
Pittsburgh, Pennsylvania
May 27, 2004

Ansoft Officers

Nicholas Csendes
President and Chief Executive Officer

Zoltan J. Cendes, Ph.D.
Chairman of the Board and Chief Technology Officer

Thomas A. N. Miller
Chief Financial Officer

Thomas M. Flynn
Vice President, Sales, Trans-Pacific Region

Sherry L. Hess
Vice President, Marketing

Uwe Knorr
Vice President, Sales, Trans-Atlantic Region

Nancy Lambert
Vice President, Research and Development

Eiji Nakamoto
Vice President, Japan

Jack Parkes
Vice President, Advanced Applications

Prem Premkumar
Vice President, Business Development

Board of Directors

Zoltan J. Cendes, Ph.D.
Chairman of the Board and Chief Technology Officer

Nicholas Csendes
President and Chief Executive Officer

Thomas A. N. Miller
Chief Financial Officer

Peter Robbins
Former Senior Vice President, Franklin Portfolio Associates

Ulrich L. Rohde, Ph.D.
Chairman, Synergy Microwave Corporation
Partner, Rohde & Schwarz

John N. Whelihan
Former Vice President, Sun Life of Canada

Jacob K. White, Ph.D.
Professor, Massachusetts Institute of Technology

Corporate and Investor Information

The annual meeting of stockholders will be held on October 7, 2004, at the Sheraton Hotel Station Square, Pittsburgh, PA.

Form 10-K
For copies of Ansoft's Form 10-K, the Company's annual report, including the consolidated financial statements and financial statement schedules, as filed with the Securities and Exchange Commission, submit a written request by mail or E-mail:

Investor Relations, Ansoft Corporation
225 West Station Square Drive, Suite 200
Pittsburgh, PA 15219-1119 USA
or
ir@ansoft.com

Transfer Agent
American Stock Transfer and Trust Co.
New York, NY

Stock Listing
Ansoft Corporation's common stock is listed on the NASDAQ Stock Market under the symbol "ANST."

Corporate Headquarters
225 West Station Square Drive, Suite 200
Pittsburgh, PA 15219-1119 USA
1-412-261-3200

Other Office Locations:

North America
California
Colorado
Massachusetts
Michigan

Europe
Denmark
France
Germany
Italy
United Kingdom

Asia
China
Japan
Korea
Singapore
Taiwan

CORPORATE HEADQUARTERS
Ansoft Corporation / 225 West Station Square Drive / Pittsburgh, PA 15219-1119 USA
1.412.261.3200 / 1.412.471.9427 (fax) / www.ansoft.com